                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For the quarter ended September 30, 2001


                            PREEM HOLDINGS AB (PUBL)
                 (Translation of registrant's name into English)

                                Sandhamnsgatan 51
                                     S-11590
                                STOCKHOLM, SWEDEN
                    (address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F      X                   Form 40-F
                      ------------                       ------------


Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                 Yes.                               No        X
                      ------------                       ------------




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Preem Holdings AB (publ)


Date:     November 13, 2001                    By:      /s/Per Hojgard
         ---------------------------                    ------------------------
                                               Name:    Per Hojgard
                                               Title:   Chief Financial Officer

                                Table of Contents

                                                                                                  PAGE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.........................................3

PRESENTATION OF CERTAIN INFORMATION................................................................3

Interim Consolidated income statements for
   the three months ended September 30, 2000 and September 30, 2001..............................  4
   the nine months ended September 30, 2000 and September 30, 2001...............................  5

Interim Consolidated balance sheets as of December 31, 2000 and September 30, 2001...............  6-7

Interim Consolidated statements of cash flow for the nine month periods ended September 30,
2000 and September 30, 2001......................................................................  8

Notes to interim consolidated financial statements...............................................  9-11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS............................................................................  12-18

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o volatility in refining margins and in market prices for crude oil and refined products;
o        unplanned shut-downs due to technical problems at the refineries;
o        the Company's future capital needs;
o the Company's ability to hedge against currency, commodity and interest rate risks;
o the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;
o the Company's liability for violations, known and unknown, under environmental laws;
o the Company's ability to re-mediate contaminated sites within budgeted amounts;
o possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;
o        agreements or disagreements among members of OPEC; and
o limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

         All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                       PRESENTATION OF CERTAIN INFORMATION

         Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the September 30, 2001 rate of $1.00 = SEK10.51. On November 12, 2001, the exchange rate for the Krona against the U.S. Dollar was $1.00=SEK10.51, based on data provided by the Swedish Central Bank.

         We present our financial statements in Kronor. Unless otherwise indicated, all references in this prospectus to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "E" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)


                                                                               THREE MONTHS ENDED
                                                                  -----------------------------------------
                                                                  SEPTEMBER 30, 2000   SEPTEMBER 30, 2001
                                                                      PREDECESSOR           SUCCESSOR
                                                                  ------------------  ---------------------
                                                                        SEK                SEK          $
                                                                                 (IN MILLIONS)
Revenues......................................................        11,697             11,575      1,086
Excise duties.................................................        (1,536)            (2,783)      (261)
                                                                  ------------------  ----------  ---------
SALES REVENUE.................................................        10,161              8,792        825
Cost of goods sold............................................        (9,183)            (8,672)      (814)
                                                                  ------------------  ----------  ---------
GROSS PROFIT..................................................           978                120         11
Selling expenses..............................................          (211)              (229)       (21)
Administrative expenses.......................................           (43)               (82)        (8)
Other operating income........................................            75                 57          5
                                                                  ------------------  ----------  ---------
OPERATING INCOME..............................................           798               (134)       (13)
Interest income...............................................            13                 35          3
Interest expense..............................................           (73)              (159)       (15)
Other financial expenses......................................          (167)              (173)       (16)
                                                                  ------------------  ----------  ---------
INCOME BEFORE TAXES...........................................           570               (431)       (41)
Income taxes..................................................             0                  0         --
Minority interests............................................             0                 (3)        --
                                                                  ------------------  ----------  ---------
NET INCOME....................................................           570               (434)       (41)
                                                                  ==================  ==========  =========


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)


                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                              -------------------------------------------------
                                                                 2000         2001               2001
                                                              -----------  ----------   -----------------------
                                                                           SUCCESSOR
                                                              PREDECESSOR  PRO FORMA          SUCCESSOR
                                                              -----------  ----------   -----------------------
                                                                  SEK         SEK            SEK          $
                                                                                  (IN MILLIONS)
Revenues.................................................        32,943        35,313       23,715      2,225
Excise duties............................................        (4,610)       (7,318)      (5,023)      (471)
                                                              -----------  -----------  ------------  ---------

SALES REVENUE............................................        28,333        27,995       18,692      1,754
Cost of goods sold.......................................       (26,232)      (26,656)     (17,947)    (1,684)
                                                              -----------  -----------  ------------  ---------
GROSS PROFIT.............................................         2,101         1,339          745         70
Selling expenses.........................................          (642)         (697)        (487)       (46)
Administrative expenses..................................          (146)         (225)        (112)       (10)
Other operating income...................................           210           206          126         12
                                                              -----------  -----------  ------------  ---------
OPERATING INCOME.........................................         1,523           623          272         26
Interest income..........................................            40            61           47          4
Other financial income...................................            --            --           --         --
Interest expense.........................................          (198)         (354)        (288)       (27)
Other financial expenses.................................          (229)         (388)        (255)       (24)
                                                              -----------  -----------  ------------  ---------
INCOME BEFORE TAXES......................................         1,136           (58)        (224)       (21)
Income taxes.............................................            (1)           (2)           0         --
Minority interests.......................................            (1)           (4)          (3)        --
                                                              -----------  -----------  ------------  ---------
NET INCOME...............................................         1,134           (64)        (227)       (21)
                                                              ===========  ===========  ============  =========


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                   PREDECESSOR        SUCCESSOR
                                                                   DECEMBER 31,     SEPTEMBER 30,
                                                                       2000              2001
                                                                   ------------  ----------------------
                                                                       SEK            SEK            $
                                                                                (IN MILLIONS)
ASSETS
FIXED ASSETS
INTANGIBLE FIXED ASSETS
Capitalized turnaround cost...................................            145          114          11
Goodwill......................................................            420        1,393         130
                                                                   ------------  -----------  ---------
TOTAL INTANGIBLE ASSETS.......................................            565        1,507         141

TANGIBLE ASSETS
Land and building.............................................            837          872          82
Plant and machinery...........................................          3,480        3,289         308
Equipment, tools fixtures and fittings........................            657          648          61
Construction in progress......................................            186          364          34
                                                                   ------------  -----------  ---------
TOTAL TANGIBLE FIXED ASSETS...................................          5,160        5,173         485

FINANCIAL ASSETS
Participation in associated companies.........................            190          190          18
Other securities held as fixed assets.........................              2            1          --
Other long-term receivables...................................             56          436          41
TOTAL FINANCIAL ASSETS........................................            248          627          59
                                                                   ------------  -----------  ---------
TOTAL FIXED ASSETS............................................          5,973        7,307         685

CURRENT ASSETS
Inventories...................................................          4,495        4,100         385
Accounts receivable...........................................          3,398        2,979         270
Receivables from associated companies.........................             60           32           3
Other receivables.............................................            302          350          33
Prepaid expenses and accrued income...........................            120          111          10
                                                                   ------------  -----------  ---------

Cash and cash equivalent......................................            370          811          76

TOTAL CURRENT ASSETS..........................................          8,745        8,383         787
                                                                   ------------  -----------  ---------
TOTAL ASSETS..................................................         14,718       15,690       1,472
                                                                   ============  ===========  =========


   The accompanying notes form an integral part of these Interim Consolidated
                              Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                                   PREDECESSOR        SUCCESSOR
                                                                   DECEMBER 31,     SEPTEMBER 30,
                                                                       2000              2001
                                                                   ------------  ----------------------
                                                                       SEK            SEK            $
                                                                                (IN MILLIONS)
SHAREHOLDERS' EQUITY, PROVISIONS
AND LIABILITIES
SHAREHOLDERS' EQUITY
RESTRICTED EQUITY
Share capital................................................             610            1         --
Restricted reserves..........................................           1,797           --         --
                                                                   ------------  -----------  ---------
                                                                        2,407            1         --
NON-RESTRICTED EQUITY
Loss brought forward.........................................            (818)       3,520        330
Profit/loss for the year.....................................             831          (64)       (6)
                                                                   ------------  -----------  ---------
                                                                           13        3,456        324
TOTAL SHAREHOLDERS' EQUITY...................................           2,420        3,457        324

Minority interests...........................................             122          125         12
PROVISIONS
Pension provision............................................             188          189         18
Deferred tax liability.......................................             254          255         24
Other provisions.............................................             118          119         11
                                                                   ------------  -----------  ---------
TOTAL PROVISIONS.............................................             560          563         53

LIABILITIES
LONG-TERM LIABILITIES
Shareholder loans............................................           2,259          242         23
Liabilities to credit institutions...........................           2,814        5,927        556
Bank overdraft facility......................................             135           75          7
                                                                   ------------  -----------  ---------
TOTAL LONG-TERM LIABILITIES..................................           5,208        6,244        586
                                                                   ------------  -----------  ---------
CURRENT LIABILITIES
Liabilities to credit institutions...........................           1,321        1,428        134
Advanced payment from customers..............................             134          158         15
Accounts payable.............................................           1,082          675         63
Liabilities to parent company................................           1,001            4         --
Liabilities to associated companies..........................              53           30          3
Income tax payable...........................................              58           51          5
Other liabilities............................................           1,748        2,141        201
Accrued expenses and prepaid income..........................           1,011          814         76
                                                                   ------------  -----------  ---------
TOTAL CURRENT LIABILITIES....................................           6,408        5,301        497
                                                                   ------------  -----------  ---------

TOTAL SHAREHOLDERS' EQUITY, PROVISION
AND LIABILITIES..............................................          14,718       15,690      1,472
                                                                   ============  ===========  =========


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                   NINE MONTH PERIODS ENDED SEPTEMBER 30,
                                                               ---------------------------------------------
                                                                            SUCCESSOR
                                                               PREDECESSOR  PRO FORMA         SUCCESSOR
                                                               -----------  ----------  --------------------
                                                                  2000         2001              2001
                                                               -----------  ----------  ---------- ---------
                                                                   SEK          SEK        SEK         $
                                                                                (IN MILLIONS)
INCOME FROM OPERATION
Income after financial items..............................         1,136         (58)       (224)      (21)
Adjustments for non-cash items
Deprecation and amortization..............................           496         572         405        38
Unrealized exchange losses................................           191         342         236        22
Taxes paid................................................            (5)         (8)         (4)       (0)
CASH FLOW FROM OPERATING ACTIVITIES BEFORE CHANGES IN          -----------  ----------  ---------- ---------
WORKING CAPITAL...........................................         1,818         848         413        39


CASH FLOW IN WORKING CAPITAL
Decrease (Increase) in inventories........................        (1,533)        409         (97)       (9)
Decrease (Increase) in current receivables................          (188)        409         499        47
Decrease (Increase) in liabilities........................          (793)       (490)       (491)      (46)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES.............          (890)     1 ,176         324        30

INVESTMENT ACTIVITIES
Investment in intangible fixed assets.....................            (2)        (35)        (33)       (3)
Investment in tangible fixed assets.......................          (255)       (404)       (319)      (30)
Sale of tangible fixed assets.............................             8          24          24         2
Increase in financial fixed assets........................           (33)       (365)       (368)      (35)
Adjustments for non-cash items                                 -----------  ----------  ---------- ---------
CASH FLOW USED IN INVESTMENT ACTIVITIES...................          (282)       (780)       (696)      (65)

FINANCING OPERATION
New loans from credit institutions........................           609      3 ,831       3,860       362
Payment of loans from credit institutions.................          (290)       (814)       (895)      (84)
Payment of loans from parent company......................            --     (2 ,017)     (2,017)     (189)
Group contributions paid..................................          (100)    (1 ,000)       (100)       (9)
Adjustments for non-cash items                                 -----------  ----------  ---------- ---------
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES.............           219           0         848        80

CASH FLOW OF THE PERIOD...................................           827         396         476        45
Liquid funds at the beginning of the period...............           270         370         299        28
Exchange-rate difference..................................           (33)         45          36         3

Cash and cash equivalents at the end of the period........         1,064         811         811        76

SUPPLEMENTARY DISCLOSURES
Cash flow interest and dividend received
Interest received.........................................            40          61          49         5
Interest paid.............................................          (240)       (358)       (223)      (21)

Items included in liquid funds
Cash and bank balance.....................................           212         700         700        66
Short-term investment.....................................           852         111         111        10

TOTAL LIQUID FUNDS........................................         1,064         811         811        76


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

NOTE 1.  BASIS OF PRESENTATION

         Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to accurately reflect its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.

         Preem Holdings AB's principal assets as of September 30, 2001 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of September 30, 2001 consists of E305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued E250 million on April 10, 2001 and E55 million on
July 20, 2001. In the accompanying consolidated financial statements, the term "Predecessor" is used when the financial information represents Preem Petroleum AB and subsidiaries and the term "Successor" is used when the financial statements represent Preem Holdings AB and subsidiaries. The term "Successor Pro-forma" is used when financial statements are combined with the Predecessor's first fiscal quarter results and cash flows and the Successor's second and third fiscal quarter results and cash flows. The accompanying consolidated financial statements present the financial position and results of operations and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP.

         The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

NOTE 2.  SALES REVENUE

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                        ---------------------------
                                                           2001
                                             2000       SUCCESSOR
                                         PREDECESSOR    PRO FORMA
                                        ------------- -------------
Supply and Refining...................      25,349        24,259
Swedish Market........................       6,868         7,748
International.........................         970         1,407
Group eliminations....................      (4,854)       (5,419)
                                        ------------- -------------
TOTAL.................................      28,333        27,995
                                        ============= =============

NOTE 3. OPERATING INCOME

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                ---------------------------
                                                                     2001
                                                     2000         SUCCESSOR
                                                 PREDECESSOR      PRO FORMA
                                                ------------- -------------
Supply and Refining.........................          1,247           591
Swedish Market..............................              2            48
International...............................            (24)          (45)
Other Non-allocated Income (expense), net...            298            29
                                                ------------- -------------
TOTAL.......................................          1,523           623
                                                ============= =============

NOTE 4.  INVENTORIES

         The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At September 30, 2001, the actual value of inventories was SEK298 million lower than the acquisition value. Consequently, we made a write-down of the inventory value of SEK298 million, affecting the cost of goods sold with the same amount. There is a general practice within the Swedish oil industry to lend and borrow products, to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK31 million. Borrowed inventory volumes corresponds to an inventory value of SEK219 million, which is not included in the inventory value.

                                                    AS OF          AS OF
                                                 DECEMBER 31,  SEPTEMBER 30,
                                                    2000           2001
                                                -------------  -------------
                                                 PREDECESSOR     SUCCESSOR
                                                -------------  -------------
Raw materials and supplies..................          2,008          2,064
Finished products...........................          2,487          2,036
                                                -------------  -------------
TOTAL.......................................          4,495          4,100
                                                =============  =============

NOTE 5.  SHAREHOLDERS' EQUITY

         The changes in Shareholders' equity in Preem Holdings AB and Subsidiaries for the period December 31, 2000 to September 30, 2001 are as follows:

                                                                                            TOTAL
                                                  SHARE      RESTRICTED   UNRESTRICTED   SHAREHOLDERS
                                                 CAPITAL      RESERVES      RESERVES       EQUITY
                                                ----------   ----------   ------------   ------------
                                                                 (SEK in million)
Balance at December 31,2000.................         --         --             --                0
New issuance of shares......................          1         --             --                1
Shareholder contribution....................         --         --           5,516           5,516
Acquisition accounting......................         --         --          (1,998)         (1,998)
Net income..................................         --         --             (64)            (64)
Translation differences                               --        --               2               2
Balance at September 30, 2001...............          1         --           3,456           3,457

NOTE 6.  LONG-TERM LIABILITIES TO CREDIT INSTITUTIONS

AMORTIZATION PLAN

                                                   2001      2002      2003      2004      2005      2006+
                                                --------  --------  --------  --------  --------  ---------
Loans.....................................            1         3        46       739       270      3,733
Capital lease obligation..................            3        13        14        24        30      1,051
                                                --------  --------  --------  --------  --------  ---------
TOTAL.....................................            4        16        60       763       300      4,784
                                                ========  ========  ========  ========  ========  =========

         The Company has as of September 30, 2001 debt of SEK47 million secured by real estate mortgages and debt of SEK533 million that is guaranteed by a financial institution.

NOTE 7.  INTERIM SEGMENT INFORMATION

Financial information by segment is as follows:

                                                         THREE MONTHS ENDING     NINE MONTHS ENDING
                                                            SEPTEMBER 30,          SEPTEMBER 30,
                                                      ----------------------  -----------------------
                                                                                              2001
                                                          2000       2001         2000      SUCCESSOR
                                                      PREDECESSOR  SUCCESSOR  PREDECESSOR   PRO FORMA
                                                      -----------  ---------  -----------   ---------
                                                                       (IN MILLIONS)
SALES REVENUE:
Supply and refining...............................       9,014       7,454      25,349      24,259
Swedish market....................................       2,430       2,534       6,868       7,748
International.....................................         443         523         970       1,407
SEGMENT SALES REVENUE.............................      11,887      10,511      33,187      33,414
Intersegment sales revenue........................      (1,726)     (1,719)     (4,854)     (5,419)
                                                      -----------  ---------  -----------   ---------
Sales revenues....................................      10,161       8,792      28,333      27,995

SEGMENT OPERATING PROFIT:
Supply and refining...............................         587         (67)      1,247         591
Swedish market....................................         (19)         21           2          48
International.....................................          (8)        (10)        (24)        (45)
Segment operating profit..........................         560         (57)      1,225         594
Other non-allocated income net(1).................         238         (78)        298          29
Income from operations............................         798        (134)      1,523         623
Non-allocated items(2)............................        (228)       (297)       (387)       (565)
                                                      -----------  ---------  -----------   ---------
Income before income taxes........................         570        (431)      1,136         (58)

(1) Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.
(2) Non-allocated items consist of interest income and expenses, other financial income and expense and minority interest.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2001

RESTRUCTURING OF THE CORRAL PETROLEUM HOLDINGS GROUP


         On March 19, 2001, Corral Petroleum Holdings AB contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB.

         On April 10, 2001, Preem Holdings AB issued senior secured notes in an aggregate principal amount of E250 million. Preem Holdings AB loaned part of the net proceeds of that offering of notes, which totalled approximately
E223 million, to Preem Petroleum AB pursuant to a subordinated inter-company loan denominated in Kronor. Preem Petroleum AB used approximately E220 million of the proceeds received to repay all but approximately E27 million of an existing SEK2,259 million subordinated shareholder loan it owed to Corral Petroleum Holdings AB. The right to receive the remaining unpaid amount was assigned to Preem Holdings AB. The remaining amount of proceeds received by Preem Petroleum AB, approximately E3 million, was used for general corporate purposes.

         On July 20, 2001, Preem Holdings AB issued an additional tranche of senior secured notes in an amount of E55 million creating a single series of E305 million aggregate principal amount outstanding. Preem Holdings AB distributed approximately E22.5 million of the proceeds from this second offering of notes to Corral Petroleum Holdings AB in the form of two interest-free inter-company loans. The Company has used the remaining proceeds for general corporate purposes, and to the extent permitted under the Indenture governing the notes, it intends to distribute additional proceeds from this issue to Corral Petroleum Holdings AB.

SUPPLY & REFINING DIVISION

         Oil prices have continued to be very volatile during the third quarter 2001. The crude oil prices have varied from US$22 per barrel in July up to a peak of US$29 per barrel in September and is currently down to approximately US$20 per barrel. The sharp downturn in the economy has dampened demand for refined products and the unstable economic situation in the world makes the future development unpredictable. As a result of market conditions, market refining margins were low in July and August 2001. However, in September 2001 market refining margins increased steadily up to a satisfactory level.

         The Supply & Refining Division operates the majority-owned Scanraff refinery and the wholly owned Preemraff refinery. Preem owns 78.5% of the Scanraff refinery with the exception of the catalytic cracker, of which it owns 50%. The remainder of the catalytic cracker is owned by Preem's joint venture partner, Hydro R&M Holding AS, an affiliate of Norsk Hydro AS. These refineries refined for Preem approximately 20.0 million barrels of oil in the third quarter of 2001 compared to approximately 25.0 million barrels of oil in the third quarter of 2000. The reduced refining in the third quarter was caused by a planned maintenance shutdown at Preemraff and an unplanned shutdown at Scanraff. At Preemraff the three-week long planned maintenance shutdown was carried out according to plan and finalised the first week of September. At Scanraff, tube damage in the platformer heater made it necessary to shut down the unit and other downstream units on August 13. A number of tubes in the heater were replaced due to severe carburization and metal dusting. This unplanned shutdown for repair lasted 36 days and during this period crude oil charge was reduced to minimum.

         The following tables show the calculation of margins for the Scanraff (Preem's share) and Preemraff refineries. The lower market margins and the reduced upgrading capacity at Scanraff explains the decline in the net refining margin.

                                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                                           SEPTEMBER 30,                 SEPTEMBER 30,
                                                    ----------------------------  ---------------------------
                                                        2000           2001           2000          2001
                                                    -------------  -------------  ------------  -------------
                                                                        (IN USD/BARREL)
SCANRAFF
Gross refining margin..........................     $     3.01     $     1.36     $     2.75    $     2.09
Variable refining costs........................          (0.22)         (0.21)         (0.24)        (0.20)
                                                    -------------  -------------  ------------  -------------
Refining margin................................           2.79           1.15           2.51          1.89
Fixed operating costs..........................          (0.47)         (0.70)         (0.53)        (0.59)
                                                    -------------  -------------  ------------  -------------
Net cash margin................................           2.32           0.45           1.98          1.30
Depreciation...................................          (0.36)         (0.38)         (0.36)        (0.33)
                                                    -------------  -------------  ------------  -------------
Net refining margin............................     $     1.96     $     0.07     $     1.62    $     0.97
                                                    -------------  -------------  ------------  -------------
Total production (000 barrels).................      14,593         11,208         43,875        39,526
                                                    -------------  -------------  ------------  -------------

PREEMRAFF
Gross refining margin..........................     $     2.42     $     0.90     $     1.80    $     1.27
Variable refining costs........................          (0.15)         (0.17)         (0.18)        (0.17)
Natural gas, refining fuel.....................          (0.16)         (0.09)         (0.16)        (0.09)
                                                    -------------  -------------  ------------  -------------
Refining margin................................           2.11           0.64           1.46          1.01
Fixed operating costs..........................          (0.36)         (0.54)         (0.40)        (0.43)
                                                    -------------  -------------  ------------  -------------
Net cash margin................................           1.75           0.10           1.06          0.58
Depreciation...................................          (0.41)         (0.49)         (0.50)        (0.46)
                                                    -------------  -------------  ------------  -------------
Net refining margin............................     $     1.34     $    (0.39)    $     0.56    $     0.12
                                                    -------------  -------------  ------------  -------------
Total production (000 barrels).................      10,717          9,389         31,956        30,968

         The Supply & Refining Division generated EBITDA of SEK53 million in the third quarter of 2001 compared to SEK708 million in the third quarter of 2000. The division generated EBITDA of SEK950 million in the first nine months of 2001 as compared to SEK1,609 million in the first nine months of 2000.

SWEDISH MARKET DIVISION

         During the first nine months of 2001, the fuel oil volumes to home heating customers dropped approximately 15%, as compared to the same period last year. The decrease in consumption is partly due to the mild winter and partly due to the trend of consumers relying more heavily on the electricity market for their home-heating needs. To promote sales, Preem has introduced a broader package of furnace services and started an alliance with one of the larger grocery chains in the Stockholm area. Preem has kept its market leading position with a market share of approximately 33%.

         The Business to Business segment has maintained its strong market position during the first nine months of 2001. Customers are now able to place order with us via the Internet, a service which customers have responded to favorably. This Internet service is seen as a comparative advantage in the service package to improve efficiency.

         The Company's sale of diesel as well as gasoline continues to increase. In the gasoline market, our unmanned service stations operation is gaining market share which benefits the Company.

         The implementation of our centralized call center, the "Preem Center," in Stockholm, which began last year, is continuing according to plan and sales activities at the regional offices are now gradually being transferred to the "Preem Center."

         The Swedish Market Division generated EBITDA of SEK59 million in the third quarter of 2001 compared to SEK20 million in the third quarter of 2000. The Division generated EBITDA of SEK162 million in the first nine months of 2001 as compared to SEK118 million the same period in 2000.

INTERNATIONAL MARKET DIVISION

         The International Market Division continues to show negative results in Poland. Measures are being taken to improve the situation. In Norway the Company has made an acquisition of a smaller group of companies, Enok Petroleum A/S. The acquired companies will merge with Preem's existing activities in the Oslo area.

          The International Division generated a negative EBITDA of SEK4 million in the third quarter of 2001 compared to a negative EBITDA of SEK3 million in the third quarter of 2000. The International Division generated a negative EBITDA of SEK28 million in the first nine months of 2001 compared to a negative EBITDA of SEK12 million for the same period in 2000.

RESULTS OF OPERATIONS

         The following table shows the sales revenues and operating income for the three divisions discussed above:

                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                                    ----------------------------  ---------------------------
                                                        2000           2001           2000          2001
                                                     PREDECESSOR     SUCCESSOR    PREDECESSOR     SUCCESSOR
                                                    -------------  -------------  ------------  -------------
                                                                           (IN MILLIONS)
SALES REVENUE:
Supply & Refining..............................          9,014          7,454         25,349        24,259
Swedish Market.................................          2,430          2,534          6,868         7,748
International Market...........................            443            523            970         1,407

TOTAL SALES REVENUE............................         10,161          8,792         28,333        27,995

OPERATING INCOME (LOSS):
Supply & Refining..............................            587            (67)         1,247           591
Swedish Market.................................            (19)            21              2            48
International Market...........................             (8)           (10)           (24)          (45)

Other non-allocated income (expense)...........            238            (78)           298            29

TOTAL OPERATING INCOME.........................            798           (134)         1,523           623

CONSOLIDATED STATEMENT OF OPERATIONS:

                                                          THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                                    ----------------------------  ---------------------------
                                                         2000           2001          2000          2001
                                                     PREDECCESOR     SUCCESSOR    PREDECESSOR     SUCCESSOR
                                                    -------------  -------------  ------------  -------------
                                                                           (IN MILLIONS)
PRO FORMA
Revenues.......................................         11,697         11,575         32,943        35,313
Excise duties..................................         (1,536)        (2,783)        (4,610)       (7,318)
                                                    -------------  -------------  ------------  -------------
SALES REVENUE..................................         10,161          8,792         28,333        27,995

Costs of goods sold............................         (9,183)        (8,672)       (26,232)      (26,656)
GROSS PROFIT...................................            978            120          2,101         1,339

Selling and administrative expenses............           (254)          (311)          (788)         (922)
Other operating income.........................             75             57            210           206
                                                    -------------  -------------  ------------  -------------
OPERATING INCOME...............................            798           (134)         1,523           623
Financial expense, net.........................           (227)          (297)          (387)         (742)
                                                    -------------  -------------  ------------  -------------
Income before taxes............................            570           (431)         1,136           (58)
INCOME TAXES...................................             (0)            (0)            (1)           (2)
Minority interests.............................             (0)            (3)            (1)           (4)
                                                    -------------  -------------  ------------  -------------
NET INCOME.....................................            570           (434)         1,134           (64)
                                                    =============  =============  ============  =============

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

         REVENUES. Our revenues for the three months ended September 30, 2001 were SEK11,575 million, a decrease of SEK122 million, or approximately 1%, from SEK11,697 million for the three months ended September 30, 2000. This decrease is attributable to the decrease in market prices for products and to lower sales volumes due to the three-week planned shut down for maintenance at the Preem refinery in August 2001 and the five-week unplanned shut down at the Scanraff refinery in August and September 2001. Crude oil prices dropped by approximately 5 US$/bbl or 17% and sales volumes were 466 000m3 or 12% lower, compared to the same period last year. This decrease in revenues was offset, to a large extent, by a stronger Dollar, which increased by approximately 14% against the Krona, and by an increase in excise duties resulting from increased taxation on petroleum products compared to the same period last year.

         SALES REVENUE. Sales revenue for the three months ended September 30, 2001 was SEK8,792 million, a decrease of SEK1,369 million, or approximately 13%, from SEK10,161 million for the three months ended September 30, 2000, primarily as a result of the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the three months ended September 30, 2001 was SEK8,672 million, a decrease of SEK511 million, or approximately 6%, from SEK9,183 million for the three months ended September 30, 2000. The increase was attributable to the factors discussed above. At September 30, 2001, the actual value of inventories was SEK298 million lower than the acquisition value. Consequently, we made a write-down of the inventory value of SEK298 million, affecting the cost of goods sold with the same amount.

         GROSS PROFIT. Gross profit for the three months ended September 30, 2001 was SEK120 million, a decrease of SEK858 million, or approximately 88%, from SEK978 million for the three months ended September 30, 2000, primarily as a result of, and in the same proportions as, the factors discussed above.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the three months ended September 30, 2001 were SEK229 million, an increase of SEK18 million, or approximately 9%, from SEK211 million for the three months ended September 30, 2000. Approximately 40% of the increase in selling expenses is attributable to the implementation of the "Preem Center" and our assuming the operations of formerly franchised service stations in our Swedish Market division. Approximately 60% of the increase in selling expenses is attributable to our Polish operations and reclassification of costs related to our reorganisation. Administrative expenses for the three months ended September 30, 2001 were SEK82 million, an increase of SEK39 million, or approximately 91%, from SEK43 million for the three months ended September 30, 2000. This increase in administrative expenses is largely a result of the depreciation on goodwill in Preem Holdings of SEK33 million. The remaining increase is attributable to the formation of our joint venture, Greenergy Fuels in September 2000, and to increased depreciation costs in our Supply and Refining division.

         OTHER OPERATING INCOME. Other operating income for the three months ended September 30, 2001 was SEK57 million, a decrease of SEK18 million, or approximately 24%, from SEK75 million for the three months ended September 30, 2000. The decrease in other operating income for the three months ended September 30, 2001 is attributable to reduced harbour fees at Scanraff due to the unplanned shut down and to non-recurring pension refunding from Swedish pension funds, which was made last year.

         OPERATING INCOME (LOSS). Operating loss for the three months ended September 30, 2001 was SEK134 million, a decrease of SEK932 million, from SEK798 million for the three months ended September 30, 2000. The operating loss of our Supply and Refining Division was SEK67 million for the three months ended September 30, 2001, a decrease of SEK654 million from an operating income of SEK587 million for the three months ended September 30, 2000. This decrease in operating income is attributable to lower market prices for products and lower sales volumes and margins due to the shut downs of the refineries as discussed under "Revenues" above. Our Swedish Market Division generated an operating income of SEK21 million for the three months ended September 30, 2001, an increase of SEK40 million, from an operating loss of SEK19 million for the three months ended September 30, 2000. The increase in the Swedish Market Division's operating income is to a large extent attributable to higher margins for all products compared to the same period last year. The operating loss of our International Division was SEK10 million for the three months ended September 30, 2001, an increased loss of SEK2 million, or approximately 25%, from an operating loss of SEK8 million for the three months ended September 30, 2000. The increased operating loss was largely attributable to our International Division's lower margins in the Polish market.

         FINANCIAL EXPENSE, NET. Financial expense, net, for the three months ended September 30, 2001 was SEK297 million, an increase of SEK70 million, or approximately 31%, from SEK227 million for the three months ended September 30, 2000. The principal components of this increase were the net interest on the Preem Holdings note issuance of SEK79 million and the foreign exchange losses on the issued notes, of SEK139 million, as a result of the strengthening of the Euro against the Krona. The foreign exchange losses on the issued notes was, to a large extent, offset by foreign exchange gains on Dollar-denominated loans that were restated in Kronor due to the development of the Dollar exchange rate against the Krona during the third quarter 2001, compared to the third quarter 2000.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

         REVENUES. Our revenues for the nine months ended September 30, 2001 were SEK35,313 million, an increase of SEK2,370 million, or approximately 7%, from SEK32,943 million for the nine months ended September 30, 2000. This increase is attributable to the strong Dollar, which increased by 15% against the Krona during this period and to the increase in excise duties due to increased taxation on petroleum products. The increase is to a large extent offset by the planned and unplanned shut downs of our refineries during the third quarter 2001, resulting in lower margins and sales volumes.

         SALES REVENUE. Sales revenue for the nine months ended September 30, 2001 was SEK27,995 million, a decrease of SEK338 million, or approximately 1%, from SEK28,333 million for the nine months ended September 30, 2000, primarily as a result of the shut downs of the refineries and lower market prices for petroleum products during this period.

         COST OF GOODS SOLD. Cost of goods sold for the nine months ended September 30, 2001 was SEK26,656 million, an increase of SEK424 million, or approximately 2%, from SEK26,232 million for the nine months ended September 30, 2000. The increase of costs of goods sold, which is attributable to the stronger Dollar, was to a large extent offset by lower sales volumes and lower purchase price for crude oil. At September 30, 2001, the actual value of inventories was SEK298 million lower than the acquisition value. Consequently, we made a write-down of the inventory value of SEK298 million, affecting the cost of goods sold with the same amount.

         GROSS PROFIT. Gross profit for the nine months ended September 30, 2001 was SEK1,339 million, a decrease of SEK762 million, or approximately 36%, from SEK2,101 million for the nine months ended September 30, 2000, as a result of, and in the same proportions as, the factors discussed above.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the nine months ended September 30, 2001 were SEK697 million, an increase of SEK55 million, or approximately 9%, from SEK642 million for the nine months ended September 30, 2000. Approximately 33% of the increase in selling expenses is attributable to our Polish operations and approximately 67% of the increase in selling expenses is attributable to the implementation of the "Preem Center" in our Swedish Market division and reclassification of costs related to our reorganisation. Administrative expenses for the nine months ended September 30, 2001 were SEK225 million, an increase of SEK79 million, or approximately 54%, from SEK146 million for the nine months ended September 30, 2000. This increase in administrative expenses is largely a result of the depreciation on goodwill in Preem Holdings of SEK66 million. The remaining increase in administrative expenses is attributable to the formation of our joint venture, Greenergy Fuels in September 2000 and to increased depreciation costs in our Supply and Refining division.

         OTHER OPERATING INCOME. Other operating income for the nine months ended September 30, 2001 was SEK206 million, a decrease of SEK4 million, or approximately 2%, from SEK210 million for the nine months ended September 30, 2000. The decrease in other operating income for the three months ended September 30, 2001 is primarily attributable to reduced harbour fees at Scanraff due to the unplanned shut down and to non-recurring pension refunding from Swedish pension funds, which was made last year.

         OPERATING INCOME (LOSS). Operating income for the nine months ended September 30, 2001 was SEK623 million, a decrease of SEK900 million, from SEK1,523 million for the nine months ended September 30, 2000. The operating income of our Supply and Refining Division was SEK591 million for the nine months ended September 30, 2001, a decrease of SEK656 million from SEK1,247 million for the nine months ended September 30, 2000. This decrease in operating income is attributable to lower sales volumes and margins due to the shut downs of the refineries and also due to lower market prices for petroleum products compared to the same period last year. This decrease was to a certain extent offset by higher income resulting from the strong Dollar. Our Swedish Market Division generated an operating income of SEK48 million for the nine months ended September 30, 2001, an increase of SEK46 million, compared to an operating income of SEK2 million for the nine months ended September 30, 2000. The increase in the Swedish Market Division's operating income resulted from slightly higher sales volumes and to a large extent from higher margins. The operating loss of our International Division was SEK45 million for the nine months ended September 30, 2001, an increased loss of SEK21 million from an operating loss of SEK24 million for the nine months ended September 30, 2000. The increased operating loss was largely attributable to our International Division's lower margins in the Polish market.

         FINANCIAL EXPENSE, NET. Financial expense, net, for the nine months ended September 30, 2001 was SEK681 million, an increase of SEK294 million from SEK387 million for the nine months ended September 30, 2000. The principal components of this increase were the net interest on the Preem Holdings note issuance, of SEK134 million and the foreign exchange loss on the issued notes, of SEK156 million, as a result of the strengthening of the Euro against the Krona.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the nine months ended September 30, 2001, EBITDA was SEK1,195 million, compared to SEK2,018 million for the nine months ended September 30, 2000. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

         For the year ended December 31, 2000, we declared a group contribution of SEK1,356 million. Of this amount, we paid SEK1,000 million (which is reflected on the June 30, 2001 interim consolidated statements of cash flows). The remaining SEK356 million of this group contribution will appear as an increase in shareholder loans on the December 31, 2001 balance sheet. Generally, group contributions are paid in the year after declaration. Accordingly, the SEK1,000 million payment is reflected on Preem Holdings AB's interim consolidated statements of cash flows for the nine month period ended September 30, 2001.

CASH FLOW

         Cash flow from operating activities before changes in working capital was SEK848 million for the nine-month period ended September 30, 2001 a decrease of SEK970 million from SEK1,818 million for the nine- month period ended September 30, 2000. This decrease reflects the combination of a decrease in income before taxes and the addition of increased unrealised exchange losses. We believe that this line-item represents a more informative description of our underlying cash generation capability since it excludes changes in working capital, which are primarily driven by differences between product prices and volumes at period end. Cash flow from operating activities before changes in working capital is not a GAAP-based measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, or other statements of operations data computed in accordance with Swedish GAAP or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use.

         Cash flow from operating activities was SEK1,176 million for the nine month period ended September 30, 2001, an increase of SEK286 million from SEK890 million for the nine month period ended September 30, 2000. This increase occurred as a result of a release in working capital caused by a decrease in inventory value due to the decrease in market prices for crude oil and refined products in stock.

         In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK7,318 million for the nine month period ended September 30, 2001 compared to SEK4,610 million for the nine month period ended September 30, 2000. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

         Cash flow used in investing activities was SEK780 million for the nine month period ended September 30, 2001 compared to SEK282 million recorded for the nine month period ended September 30, 2000. This increased use of cash flow in investing activities is the result of ordinary, variable investments related to maintenance of the two refineries and day-to-day investments made during the course of the period.

         CASH FLOW FROM FINANCING ACTIVITIES. As a result of group contributions paid in 2001, there was no cash flow used in financing activities for the nine month period ended September 30, 2001 compared to a positive cash flow from financing activities of SEK219 million for the nine month period ended September 30, 2000.

CREDIT ARRANGEMENTS

         As of September 30, 2001, we had total debt of SEK7,430 million and an additional SEK2,503 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK5,927 million as of September 30, 2001, the current portion of which was SEK4 million. We also had drawings under long-term bank overdraft facilities of SEK75 million and drawings under short-term debt of SEK1,428 million. These loans and facilities are provided by various international banks. Our long-term debt as of September 30, 2001 included SEK1,135 million incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. As of September 30, 2001, our indebtedness bore interest at a weighted average rate per year of 5.8%.